Exhibit 3.1

Amendment to

Amended and Restated By Laws of

Nuburu, Inc.

The first sentence of Section 2.4 of the Amended and Restated By Laws of Nuburu, Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:

“Except as otherwise provided by applicable law, the Corporation’s Amended and Restated Certificate of Incorporation, as the same may be amended or restated from time to time (the “Amended and Restated Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing one-third (1/3) of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing one-third (1/3) of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.”

Except as herein amended, the provisions of the Corporation’s Amended and Restated By Laws shall remain in full force and effect.

EFFECTIVE: November 12, 2024